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SEC Mail Processing Section

FEB 27 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Achelous Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, Floor 21

(No. and Street)

New York	NY	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK SAUNDERS 212-660-7248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP

(Name – *if individual, state last, first, middle name*)

900 S. PINE ISLAND ROAD, SUITE 110	FORT LAUDERDALE	FL	33324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK SAUNDERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACHELOUS PARTNERS, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY J. SHERMAN
Notary Public, State of New York
No. 01SH6079080
Qualified in New York County
Commission Expires August12, 2018

Notary Public

Signature

MANAGING MEMBER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACHELOUS PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2016

Table of Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Achelous Partners, LLC

We have audited the accompanying statement of financial condition of Achelous Partners, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Achelous Partners, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper, LLP

Fort Lauderdale, FL
February 21, 2017

ACHELOUS PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

ASSETS:	
Cash	$ 1,958,245
Accounts receivable less allowance for doubtful accounts of $127,770	-
Prepaid expenses	49,486
Tax refund receivable	7,222
Due from brokerage firms	694
TOTAL ASSETS	$ 2,015,647

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accrued expenses	$ 1,032,247
TOTAL LIABILITIES	1,032,247
MEMBERS' EQUITY	983,400
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,015,647

See Accompanying Notes to Financial Statements

ACHELOUS PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Achelous Partners, LLC (the "Company") was formed as a limited liability company in Delaware on April 1, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company provides advisory services to businesses, providing valuations and strategic planning with a focus on merger and acquisition advice. The Company's clients are both public and private entities and are most notably involved in the origination and execution of crossborder transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts of $127,770 was required at December 31, 2016.

Revenue Recognition

Revenues are recognized as they are earned, in accordance with their respective agreements, and arise from financial advisory services provided by the Company to its clients. The capital raising and financial restructuring success fees are recognized at the closings of the respective transactions.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has accrued such taxes for the year ended December 31, 2016.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2016, the Company had no material unrecognized tax benefits.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $925,999, which was $920,999 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2016, the amount in excess of insured limits was $1,636,484

Revenue

During the year ended December 31, 2016, approximately 75% of the Company's revenue was from three customers.

NOTE 5 – COMMITMENT:

The Company subleases its facility on a month-to-month basis at the rate of $3,000. Rent expense for the year ended December 31, 2016 was $36,000.

NOTE 6 – RELATED PARTY TRANSACTIONS:

The Company pays an affiliate, related by common ownership, fees for consulting services. Fees incurred for the year ended December 31, 2016 were $103,200.

The Company's travel and entertainment expenses on the accompanying statement of operations include reimbursements to the Members for business travel costs incurred on the Company's behalf of $256,433.

Achelous Partners, LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2016

Achelous Partners, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2016

Table of Contents

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954.475.3199
F 954.472.4500

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Members
Achelous Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Achelous Partners, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying Schedule of SIPC Assessment and Payments of Achelous Partners, LLC for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Achelous Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and related bank statements, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper, LLP

Fort Lauderdale, FL
February 21, 2017

ACHELOUS PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TOTAL REVENUES	$ 5,950,371
ADDITIONS	3,011
DEDUCTIONS	(128,615)
SIPC NET OPERATING REVENUES	5,824,767
GENERAL ASSESSMENT @ .0025	14,563
Less: Payments made with Form SIPC 6	3,853
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 10,710

See Independent Accountants' Report on Applying Agreed Upon Procedures to
Entity's SIPC Assessment Reconciliations

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2016
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Achelous Partners, LLC
800 Third Avenue, 21st Floor
New York, NY 10021

8-65582

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Elizabeth Attanasio 212-668-8700

2. A. General Assessment (item 2e from page 2) $14,563

B. Less payment made with SIPC-6 filed (exclude interest) (3,853)
JULY 2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 10,710

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $10,710

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $10,710

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Achelous Partners, LLC
(Name of Corporation, Partnership or other organization)

Elizabeth Attanasio
(Authorized Signature)

Financial Operations Principal
(Title)

Dated the 31 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2016 and ending Dec 31, 2016
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,950,371
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3,011
Total additions	3,011
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): BAD DEBT EXPENSE	127,770
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $845	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	845
Total deductions	845
2d. SIPC Net Operating Revenues	$5,824,767
2e. General Assessment @ .0025	$14,563

(to page 1, line 2.A.)